FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

ANNUAL REPORT

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
[Fee Required]

For the fiscal year ended December 31, 2008

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
[No Fee Required]

For the transition period from __________ to _________

Commission file number _________________

a. Full title of the Plan:

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

b. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, VA 23510

THE VANGUARD GROUP, INC.
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD RETIREMENT SAVINGS TRUST
P. O. Box 2900
Valley Forge, PA 19482

WESTERN ASSET FUNDS, INC.
Western Asset Management Company
385 East Colorado Boulevard
Pasadena, CA 91101

THE ROYCE FUNDS
1414 Avenue of the Americas
New York, NY 10019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Managers have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND
PARTICIPATING SUBSIDIARY COMPANIES

Date: June 19, 2009

BY: ______________
C. C. Earhart
Member, Board of Managers

THRIFT AND INVESTMENT PLAN

OF

NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

ANNUAL REPORT

December 31, 2008 and 2007

BOARD OF MANAGERS

J. P. Rathbone, Chairman
W. A. Galanko
C. C. Earhart

OFFICERS

C. H. Allison, Jr., Controller
G. W. Dana, Secretary

THRIFT AND INVESTMENT PLAN

OF

NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

TABLE OF CONTENTS

KPMG

KPMG LLP
2100 Dominion Tower
999 Waterside Drive
Norfolk, VA 23510

Report of Independent Registered Public Accounting Firm

The Board of Managers
Thrift and Investment Plan of Norfolk Southern Corporation
and Participating Subsidiary Companies:

We have audited the accompanying statements of assets available for benefits of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan (Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2008) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 19, 2009

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:		
Investments (notes 4, 5 and 8):		
Interest in Master Trust for Norfolk Southern Corporation common stock	$ 260,121,329	$ 296,432,966
Mutual funds:		
Equity growth and income funds	98,295,249	170,049,861
Balanced funds	75,658,892	88,439,219
International stock fund	24,558,753	45,201,850
Bond fund	19,001,320	16,361,032
Common collective trust – stable value fund	98,374,759	71,516,285
Participant loans	12,855,559	12,053,104
Assets available for benefits at fair value	588,865,861	700,054,317
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 1)	1,286,124	(541,125)
Assets available for benefits	$ 590,151,985	$ 699,513,192

See accompanying notes to financial statements.

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Changes in Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
Investment income (loss) (note 8):		
Net appreciation (depreciation) in fair value of investments (note 4)	$ (130,603,633)	$ 4,231,936
Dividends	16,334,864	27,226,204
Interest	4,359,142	3,670,092
Total investment income (loss)	(109,909,627)	35,128,232
Contributions:		
Employee contributions	27,371,188	23,586,182
Employer contributions	10,255,662	7,751,621
Assets transferred in from Thoroughbred Retirement Investment Plan (note 2)	5,576,320	3,339,261
Total contributions	43,203,170	34,677,064
Distributions:		
Benefits paid (note 9)	(42,404,421)	(47,423,263)
Administrative expenses (note 2)	(250,329)	(146,431)
Total distributions (note 9)	(42,654,750)	(47,569,694)
Net increase (decrease)	(109,361,207)	22,235,602
Assets available for benefits:		
Beginning of year	699,513,192	677,277,590
End of year	$ 590,151,985	$ 699,513,192

See accompanying notes to financial statements.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thrift and Investment Plan of Norfolk Southern Corporation (NS) and Participating Subsidiary Companies (the Plan) meets the definition of a defined contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA. As an individual account plan, however, the Plan is not subject to the funding provisions of Title I or to the benefit guaranty provisions of Title IV of ERISA.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Assets Available for Benefits reflects such investment contracts on a contract value basis.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is required by and is in accordance with U.S. generally accepted accounting principles. Fair value is based on quotations from national securities exchanges; where securities are not listed on an exchange, quotations are obtained from brokerage firms.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

Investments in the Common collective trust – stable value fund include fully benefit-responsive investments, which are carried at contract value, which approximate fair value (note 1(a)). Investments also include participant loans, which are carried at cost, approximating fair value (note 2).

The Plan's investment in NS common stock (NS Stock) is included in a Master Trust with investments in NS Stock held by the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies. The NS Stock Fund consists of shares of NS Stock, measured at fair value, and a small cash balance for liquidity purposes, and is divided into units (rather than shares of stock) for the purpose of valuing the assets of the participating plans and the participants' accounts. A unit represents a proportionate ownership interest in investments of the Master Trust. A unit value is calculated daily by dividing the total value of NS Stock and cash, reduced by any unpaid commissions and fees associated with the Master Trust's transactions, by the total number of units credited to participants of both plans in the Master Trust. Units are allocated among the plans based on total units credited to participants of each plan. The Plan's percentage of Master Trust investment assets at December 31, 2008, and December 31, 2007, was 58.1% and 57.5%, respectively. The Plan's interest in the fair value of Master Trust investment assets was $260,121,329 at December 31, 2008, and $296,432,966 at December 31, 2007.

Investment income for the Master Trust was as follows:

		2008		2007
Net appreciation (depreciation) in fair value	$	(25,553,618)	$	10,301,065
Dividends and interest		11,755,139		10,536,783
Total investment income (loss)	$	(13,798,479)	$	20,837,848

(d) Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(e) Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed). Interest is accrued when it is earned. Dividend income is recorded on the ex-dividend date.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

(f) New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 ("SFAS 157"), *Fair Value Measurements,* which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the Plan adopted SFAS 157 which did not have a material impact on the Statement of Assets Available for Benefits or the Statement of Changes in Assets Available for Benefits. See Note 5 for information and related disclosures regarding fair value measurements.

(2) Plan Description

The following is a brief discussion of the Plan in effect during 2008 and not the complete text of the plan document. Participants should refer to the plan document for more complete information. Capitalized terms used but not defined herein are defined in the plan document.

(a) General Information

The Plan was established effective June 1, 1982, by resolution adopted on April 30, 1982, by the Board of Directors of NS.

The purpose of the Plan is to encourage retirement savings among eligible employees who are Nonagreement Employees of NS or a participating subsidiary company.

A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. The ESOP is designed to invest primarily in NS Stock, which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the members of which are appointed by the Chief Executive Officer of NS. The Managers receive no remuneration with respect to their service in such capacity. The Vanguard Fiduciary Trust Company is the Plan's independent trustee, and The Vanguard Group, Inc. is the Plan's recordkeeper. NS and the participating subsidiary companies in their discretion pay certain administrative costs arising under the Plan.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

(b) Vesting

At all times a Member shall have a fully vested interest in all account balances (Accounts) under the Plan.

(c) Basic Pre-Tax, Roth, Catch-Up, Matching, PAYSOP and After-Tax Contributions Accounts

Amendments to the Plan, effective January 1, 2009, merged each Member's Catch-Up Pre-Tax Contribution Account into the Pre-Tax Contribution Account and Catch-Up Roth Contribution Account into the Roth Contribution Account (note 7).

A Member may elect that NS contribute to the Plan an amount equal to not less than 1% nor more than 75% of the Member's Compensation. The Member must irrevocably designate any such contribution to the Plan as a Pre-Tax Contribution or Roth Contribution at the time of the deferred election, and any contribution made to the Plan as a Pre-Tax or Roth Contribution may not later be reclassified to the other type.

Each newly eligible employee is automatically enrolled in the Plan unless the employee opts out of participation during the first 30 days of eligibility. A Member who is automatically enrolled in the Plan is deemed to have initially elected to make a Pre-Tax Contribution of 3% of the Member's Compensation with 1% annual increases, up to a maximum of 6%. A Member may elect at any time to stop contributing, to contribute a percentage other than the automatic percentage, or to change the automatic 1% increase. Under automatic enrollment, a Member's contributions are invested by default in the Vanguard Target Retirement Fund that has a target date nearest to the date on which the Member will turn age 65, unless the Member makes a different investment election.

Annual Pre-Tax and Roth Contributions are limited as provided in Section 402(g) of the Code ($15,500 per year for 2008 and 2007). However, a Member who is at least age 50, or will attain age 50 by the end of the calendar year, may make additional contributions up to the limit as provided in Code Section 414(v)(2)(B)(i) ($5,000 per year for 2008 and 2007).

NS contributes to the Member's Matching Contributions-Post 2007 Account 100% of the sum of the Member's Pre-Tax Contributions plus Roth Contributions not to exceed 1% of the Member's Compensation, and 50% of the sum of the Member's Pre-Tax Contributions plus Roth Contributions that exceed 1% of the Member's Compensation but does not exceed 6% of the Member's Compensation.

Before 1987, NS contributed to the Plan PAYSOP Contributions equal to the maximum employee stock ownership credit allowed for federal income tax purposes under former Section 44G of the Code. PAYSOP Contributions were, subject to certain limitations, allocated equally to the account of each Nonagreement Employee employed by NS on December 31 of the calendar year for which PAYSOP Contributions were made. No additional PAYSOP Contributions were made after calendar year 1986.

Prior to January 1, 1987, each Member was allowed to voluntarily contribute to the Member's After-Tax Contributions Account.

(d) Rollover Account

A Member can contribute eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account.

(e) Income and Dividends

Income received, in the form of dividends or otherwise, from investments held is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was distributed.

Notwithstanding the foregoing, all dividends paid with respect to NS Stock held in the NS Stock Fund shall, at the Member's election, either (i) be paid to the Plan and distributed in cash to the Members as soon as practicable, which is included in benefits paid in the Statements of Changes in Assets Available for Benefits or (ii) be paid to the Plan and reinvested in the NS Stock Fund.

(f) Distributions and Withdrawals

Except as hereinafter provided, the account balances of a Member will be held by the Managers until the earlier of the Member's retirement, disability, death, or severance from employment. If a Member retires prior to Normal Retirement Age, incurs a disability or severs from employment and the value of the Member's interest in the Plan is greater than $5,000, no distribution of account balances will be made to the Member prior to the earlier of Normal Retirement Age or death without the Member's consent. If the value of the Member's interest in the Plan does not exceed $5,000, then the account balances will be distributed to the Member as soon as practicable; however, if the distribution is greater than $1,000 but does not exceed $5,000, and the Member does not elect to have the distribution paid directly to an eligible retirement plan or receive the distribution directly, then the Plan Administrator will transfer the amount in a direct rollover to an individual retirement account for the Member.

The normal form of payment under the Plan is a single lump sum but a Member may elect that the portion of their account that is invested in the NS Stock Fund be distributed in whole shares of NS Stock rather than cash. A Member generally may request that a

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

distribution from the Plan be made directly to another eligible retirement plan as the Member directs. However, no direct transfer will be made of any amount deemed to be distributed to a Member as the result of a default on a Member's loan.

A Member may withdraw all or a portion of the balance of their After-Tax Contributions Account, Matching Contribution – Pre 2008 Account or Rollover Account either in whole shares of NS Stock (to the extent such stock is held in the Accounts) or cash, at the Member's discretion; provided, however, that for withdrawals from the Member's Matching Contribution – Pre 2008 Account the Member has been a Member of the Plan for not less than five (5) years or the contributions withdrawn have been held in the Plan for not less than two (2) years. If the Member has not met either of these conditions, the Member must wait to withdraw all or a portion of the balance until one of the conditions is met.

A Member may make a written request for hardship withdrawal as described in the plan document.

(g) Transfers with other Plans

If the Managers determine that the plan of an affiliate is comparable to this Plan (i.e., the Plan provides all the same options and forms of benefit as the plan of the affiliate from which the transfer is to be made), a Member may transfer cash or NS Stock representing employee and employer contributions (including earnings thereon) as a direct transfer from the Code Section 401(k) plan of the affiliate. Such transfers must be made directly from the trustee of the Code Section 401(k) plan of the affiliate. As the Managers may prescribe, any transfer may include a transfer of any outstanding loans.

A Member may be allowed to transfer, as a direct transfer, their Accounts to the Code Section 401(k) plan of an affiliate or to another plan of NS if the Managers determine that the transferee plan is comparable to this Plan, and the employee is eligible to participate in the other NS plan.

(h) Loans

A Member may, no more than once in any calendar year, borrow from the balance of their Pre-Tax Contributions, Roth Contributions, and/or Rollover Contributions, subject to certain limitations as described below. A Member cannot apply for a loan if the Member has three or more loans outstanding. The Member must execute a promissory note payable to the Managers, upon which the Member will be personally liable for the amount so borrowed plus interest at a fixed rate established by the Managers, and secured by the Member's entire interest in the Plan. The investments allocated to the Member's Accounts that are subject to the loan will, to the extent required to provide sufficient cash for the Managers to make the approved loan, be liquidated on a pro rata basis (or other basis specified by the Participant).

The maximum loan term is five (5) years. The amount of a loan may not be less than $1,000 and, when added to the outstanding balance of all other loans from the Plan, may not be more than the lesser of $50,000 (reduced by the excess, if any, of the highest outstanding balance of loans by the Member from the Plan during the one (1) year period ending on the day before the date on which such loan was made, over the outstanding balance of loans by the Member from the Plan on the date on which such loan was made) or one half (1/2) of the fair market value of the Member's Accounts.

Where a loan has not been repaid in full immediately prior to the distribution of a Member's account balances as a result of the Member's retirement, severance from employment, disability or death, the balance of such loan plus interest accrued will be immediately due and payable, and the amount of the debt will be set off against any amount payable to the Member or their beneficiary from the Plan.

The unpaid balance of any loan shall bear interest at a fixed rate at the time the loan is made. The rate shall be equal to the Prime Rate plus 1%, as determined by Reuters. The rate will be adjusted on the first business day of the month after any month in which the Prime Rate changes.

The Managers shall have the right on a uniform or consistent basis to limit the amounts, terms, and conditions of loans and may declare a moratorium on loans.

(i) Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, Members would remain 100% vested in their employer contributions.

(3) Investment Program

A Member must make an initial investment election which will apply to the Member's Accounts. If a Member does not make an affirmative initial investment election, the Member will be deemed to have allocated all contributions to the Vanguard Target Retirement Fund that has a target date nearest to the date on which the Member will turn age 65.

A Member may elect at any time to exchange the existing balances in the Member's Accounts invested in any option to another option(s), subject to any frequent trading policy or similar restriction.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

(4) Investments

Investments at fair value that represent 5% or more of the Plan's assets available for benefits at December 31, 2008 or 2007, are separately identified in the following table:

	December 31,	
	2008	2007
Common stock - Interest in Master Trust for Norfolk Southern Corporation	$ 260,121,329	$ 296,432,966
Value of interests in registered investment companies:		
Vanguard Wellington Fund	53,961,168	68,933,471
Vanguard Windsor II Fund	31,950,785	58,019,168
Vanguard 500 Index Fund	31,222,609	52,010,630
Vanguard International Growth Fund	24,558,753	45,201,850
Vanguard Growth Index Fund	23,893,753	39,972,913
Value of interest in common collective trust - Vanguard Retirement Savings Trust (stable value fund)	98,374,759	71,516,285

During 2008 and 2007, the Plan's investments appreciated (depreciated) in value by ($130,603,633) and $4,231,936, respectively. In both 2008 and 2007, the Plan's net appreciation (depreciation) in fair value of investments included realized and unrealized gains and losses on investments bought and sold as well as held during the year. The details of both realized and unrealized gains and losses are as follows:

	Years ended December 31,	
	2008	2007
Common stock	$ (14,841,983)	$ 7,248,118
Mutual funds	(115,761,650)	(3,016,182)
	$ (130,603,633)	$ 4,231,936

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

(5) Fair Value Measurements

SFAS 157 established a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractural) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Interest in Master Trust for Norfolk Southern Corporation common stock: Valued at the Plan's share of Norfolk Southern common stock, based upon the price reported on the New York Stock Exchange, and cash balances held by the Master Trust.

Mutual funds: Valued at the net asset value ('NAV') of shares held by the plan at year end.

Common collective trust – stable value fund: Valued at the Plan's share of the net assets of the Vanguard Retirement Savings Trust, a stable value fund. The underlying investments of that trust consist of traditional investment contracts, valued based upon expected future cash flows for each

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

contract discounted to present value; alternative investment contracts, valued based upon the aggregate market values of the underlying investments in mutual funds and bond trusts, and the value of the wrap contracts; and investments in mutual funds and bond trusts, valued at the NAV of each fund or trust determined as of the close of the New York Stock Exchange at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Investments at estimated fair value			
	(Level 1)	(Level 2)	(Level 3)	Total
Interest in Master Trust for Norfolk Southern Corporation common stock	$260,121,329	--	--	$260,121,329
Mutual funds	217,514,214	--	--	217,514,214
Common collective trust – stable value fund	--	98,374,759	--	98,374,759
Participant loans	--	--	12,855,559	12,855,559
Total investments	$477,635,543	98,374,759	12,855,559	$588,865,861

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008.

	Year Ended December 31, 2008 Participant Loans
Balance, beginning of year	$12,053,104
Purchases, sales, issuances and settlements – net	802,455
Balance, end of year	$12,855,559

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

(6) Federal Income Taxes

The Internal Revenue Service determined and informed NS by a letter dated October 2, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(7) Plan Amendments

The Plan was amended effective January 1, 2009, to merge each Member's (a) Catch-Up Pre-Tax Contributions Account into the Member's Pre-Tax Contribution Account, and (b) Catch-Up Roth Contributions Account into the Member's Roth Contribution's Account.

The Plan was amended effective January 1, 2008, to implement an automatic enrollment program as described in Note 2(c).

The Plan was amended effective January 1, 2008, to increase the aggregate Pre-Tax, Roth and Catch-Up Contribution limit to 75% of the Member's Compensation.

The Plan was amended effective January 1, 2008, to change the formula for Matching Contributions to that described in Note 2(c).

The Plan was amended effective January 1, 2008, so that if an agreement employee who has a balance in the Thoroughbred Retirement Investment Plan (TRIP) becomes eligible to become a Member of TIP, the employee's TRIP balance is transferred from TRIP to TIP as of the calendar quarter following the quarter in which the employee becomes eligible for TIP.

The Plan was amended effective January 1, 2008, to change the method for determining the fixed interest rate on plan loans to the Prime Rate plus 1%, as determined by Reuters. The rate for new loans is adjusted on the first business day of the month after any month in which the Prime Rate changes.

The Plan was amended effective November 15, 2007, to eliminate the six-month eligibility waiting period for enrollment into the Plan and to allow eligible Nonagreement Employees of NS or a Participating Subsidiary to become eligible to become a Member of the Plan on the first day on which he or she first performs service as an Employee for NS or a Participating Subsidiary.

The Plan was amended effective July 24, 2007, to grant the Chief Executive Officer the responsibility to select the Board of Managers of the Plan.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

The Plan was amended effective April 1, 2007, to change the date for required distributions from the Plan for terminated Members from age 65 to 70, which age is defined in the Plan as the "Normal Retirement Age."

The Plan was amended effective January 1, 2007, to allow a non-spouse beneficiary to elect to make a direct trustee-to-trustee transfer of a benefit into an individual retirement account (IRA) that is established solely for purposes of receiving the benefit.

The Plan was amended effective January 1, 2007, to allow Members to make Roth Contributions and Catch-Up Roth Contributions under Section 402A of the Code.

(8) Related Party Transactions

Certain plan investments are shares of mutual funds managed by The Vanguard Group, Inc. The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the independent trustee and the recordkeeper, respectively, as defined by the Plan; therefore, these transactions qualify as party-in-interest.

Certain plan investments are NS Stock. The Managers, NS officers, are the administrators of the Plan; therefore, these transactions qualify as party-in-interest.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefit claims payable and benefits paid to participants per the financial statements to Form 5500:

	December 31, 2008	December 31, 2007
Benefit claims payable to participants per the financial statements	$ --	$ --
Add: Current accruals for withdrawing participants	34,927	--
Benefit claims payable to participants per Form 5500	$ 34,927	$ --

	Year Ended December 31, 2008
Total distributions per the financial statements, excluding administrative expenses	$ 42,404,421
Add: Current accruals for withdrawing participants	34,927
Less: Prior year accruals paid in current year	--
Benefits paid to participants per Form 5500	$ 42,439,348

Schedule 2

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2007

Identity of party involved	Relationship to plan, employer or other party-in-interest	Description of transaction, including rate of interest	Amount on line 4(a)	Lost interest
Norfolk Southern Corporation	Employer	2004 - 2007 Delinquent Employee Deferral	$ 4,132	$ 26

Note: It was noted that there was an intentional delay in the years 2004 through 2007 by the identified party in submitting employee deferrals in the amount of $4,132 to the custodian. In April 2008, the Company reimbursed the Plan for lost interest in the amount of $26.

See accompanying Report of Independent Registered Public Accounting Firm

Schedule 2

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Common Stock -			
Master Trust for Norfolk Southern Corporation *	16,401,093 units of NS Stock Fund	$ 164,736,256	$ 260,121,329
Value of Interests in Registered Investment Companies:			
The Vanguard Group, Inc. *	2,208,808 shares of Vanguard Wellington Fund	67,089,771	53,961,168
The Vanguard Group, Inc. *	1,671,941 shares of Vanguard Windsor II Fund	48,052,261	31,950,785
The Vanguard Group, Inc. *	375,769 shares of Vanguard 500 Index Fund	43,265,310	31,222,609
The Vanguard Group, Inc. *	2,013,013 shares of Vanguard International Growth Fund	41,374,404	24,558,753
The Vanguard Group, Inc. *	1,177,612 shares of Vanguard Growth Index Fund	31,505,320	23,893,753
Western Asset Funds, Inc.	2,092,656 shares of Western Asset Core Bond	22,269,208	19,001,319
The Royce Funds	559,122 shares of Royce Premier Fund	9,789,921	6,843,657
The Vanguard Group, Inc. *	623,621 shares of Vanguard Target Retirement 2015	7,493,182	5,955,578
The Vanguard Group, Inc. *	374,739 shares of Vanguard Strategic Equity Fund	8,276,959	4,384,445
The Vanguard Group, Inc. *	198,014 shares of Vanguard Target Retirement 2020	4,329,867	3,281,091
The Vanguard Group, Inc. *	170,994 shares of Vanguard Target Retirement 2010	3,783,956	3,011,202
The Vanguard Group, Inc. *	270,016 shares of Vanguard Target Retirement 2025	3,454,512	2,503,046
The Vanguard Group, Inc. *	108,483 shares of Vanguard Target Retirement 2030	2,336,226	1,685,823
The Vanguard Group, Inc. *	162,159 shares of Vanguard Target Retirement 2035	2,118,217	1,499,968
The Vanguard Group, Inc. *	144,280 shares of Vanguard Target Retirement Income	1,568,320	1,373,547
The Vanguard Group, Inc. *	46,175 shares of Vanguard Target Retirement 2040	915,675	698,627
The Vanguard Group, Inc. *	63,489 shares of Vanguard Target Retirement 2045	804,190	607,592
The Vanguard Group, Inc. *	57,660 shares of Vanguard Target Retirement 2005	655,266	558,729
The Vanguard Group, Inc. *	34,422 shares of Vanguard Target Retirement 2050	678,582	522,522
		299,761,147	217,514,214
Value of Interest in Common Collective Trust -			
Vanguard Retirement Savings Trust *	99,660,883 units of Stable Value Fund	99,660,883	98,374,759
Participant loans*	Participant loans (4%-11%)	--	12,855,559
	Total investments at fair value	564,158,286	588,865,861
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts	--	1,286,124
	Total investments at contract value	$ 564,158,286	$ 590,151,985

* Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description	Page Number in SEC Sequential Numbering System
23	Consent of Independent Registered Public Accounting Firm	24

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Norfolk Southern Corporation

The Board of Managers
Thrift and Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies:

We consent to the incorporation by reference in the registration statement (no. 333-109069) on Form S-8 of Norfolk Southern Corporation of our report dated June 19, 2009, with respect to the statements of assets available for benefits of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2008 and 2007, the related statements of changes in assets available for benefits for the years then ended, and the supplemental schedules of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 and Schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2008), which report appears in the December 31, 2008 annual report on Form 11-K of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies.

KPMG LLP

Norfolk, VA
June 19, 2009